April 7, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Katherine Wray

Ji Shin

Re:                             Sonus Networks, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2016

File No. 001-34115

Ladies and Gentlemen:

Sonus Networks, Inc. (the “Company”) hereby acknowledges the following:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above-referenced filing; and

•                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark T. Greenquist
Mark T. Greenquist
Chief Financial Officer

cc:	Raymond P. Dolan
Jeffrey M. Snider
Jonathan Wolfman